Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Form 6-K and our Annual Report on Form 20-F/A (“Annual Report”) filed with the Securities and Exchange Commission on July 22, 2013.

Forward-Looking Statements

This Form 6-K contains “forward-looking statements” that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Form 6-K that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Such forward-looking statements include any expectation of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; factors that may affect our operating results; statements related to adding employees; statements related to future capital expenditures; statements related to future economic conditions or performance; statements as to industry trends and other matters that do not relate strictly to historical facts or statements of assumptions underlying any of the foregoing. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “will,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” in our Annual Report and our final prospectus filed pursuant to Rule 424(b) under the Securities Act with the Securities and Exchange Commission on July 25, 2013. We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements speak only as of the date of this Form 6-K. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

Fleetmatics is a leading global provider of fleet management solutions delivered as software-as-a-service, or SaaS. Our mobile software platform enables businesses to meet the challenges associated with managing their local fleets of commercial vehicles and improve productivity by extracting actionable business intelligence from vehicle and driver behavioral data. We offer intuitive, cost-effective Web-based and mobile application solutions that provide fleet operators with visibility into vehicle location, fuel usage, speed and mileage and other insights into their mobile workforce, enabling them to reduce operating and capital costs, as well as increase revenue. As of June 30, 2013, we had more than 19,000 customers who collectively deployed our solutions in approximately 388,000 vehicles worldwide. The substantial majority of our customers are small and medium-sized businesses, or SMBs, each of which deploy our solutions in 1,000 or fewer vehicles. During the six months ended June 30, 2013, we collected an average of approximately 46 million data points per day from these vehicles, and we have aggregated over 43 billion data points since our inception, which we believe provides valuable information that we may consider in the development of complementary solutions and additional sources of revenue.

We were founded in 2004 in Dublin, Ireland through a combination of two fleet management companies, WebSoft Ltd. and Moviltec Ltd. Since inception, our software has been designed to be delivered as a hosted, multi-tenant offering, accessed through a Web browser utilizing broadly available in-vehicle devices to transmit vehicle and driver behavioral data to our databases over cellular networks. In July 2010, we completed the acquisition of SageQuest, Inc., or SageQuest, in exchange for a cash payment of approximately $37.0 million. Through our SageQuest branded product, we provide configurable SaaS-based fleet management solutions to customers requiring integration capabilities with third-party workflow solutions or that require advanced levels of administrative flexibility.

We derive substantially all of our revenues from subscription agreements to our solutions, which typically include the use of our SaaS fleet management solution and an in-vehicle device. We generate sales through lead-generating Web-based advertising and targeted outbound sales efforts, which we then work to convert into paying customers. Our in-vehicle devices are installed by our network of installation partners. Initial customer contracts are typically 36 months in duration with renewal automatically for one-year intervals thereafter, unless the customer elects not to renew. These contract terms provide us with a high degree of visibility into future revenue. Our customer contracts are non-cancelable, and our customers generally are billed on a monthly basis.

We have achieved significant revenue growth historically. Our growth has been driven through a combination of selling to new customers, selling additional vehicle subscriptions to existing customers, as their number of vehicles under management increases, as well as selling additional features to our existing customers. Our customer acquisition model is designed to be efficient and scalable by focusing on acquiring large volumes of leads primarily through Web-based sales and marketing efforts. Through these efforts, we have successfully driven strong growth in sales among a relatively diverse and distributed SMB customer base. In the six months ended June 30, 2013 and 2012, our largest customer accounted for approximately 4% and 3%, respectively, of our subscription revenue and our top 25 customers represented approximately 13% and 11%, respectively, of our subscription revenue.

As we pursue our growth strategy, we will have many opportunities and challenges. One of our key initiatives is to expand our business internationally and we expect to hire additional personnel as we pursue this expansion. We may also complete strategic acquisitions to help us expand our sales and operations internationally. We will have to address additional risks as we pursue this international expansion, including the difficulties of localizing our solutions, competing with local companies as well as the challenge of managing and staffing international operations. We also intend to explore opportunities to capitalize on the data we accumulate from our customers’ vehicles as we seek ways to monetize this valuable information. Over time, we may experience pressure on pricing as our products become more mature and as competition intensifies in various markets. Each of our strategic initiatives will require expenditure of capital and management focus and we may be unsuccessful as we execute our strategy.

In each quarter since our inception, we have increased our number of customers and the number of vehicles subscribed to our solutions. As of June 30, 2013, we had approximately 388,000 vehicles under subscription, an increase of 17.2% from approximately 331,000 as of December 31, 2012. Our subscription revenue in the three months ended June 30, 2013 grew 39.1% to $42.5 million compared to $30.6 million in the three months ended June 30, 2012. Our subscription revenue in the six months ended June 30, 2013 grew 38.6% to $80.9 million compared to $58.4 million in the six months ended June 30, 2012. As the business has grown, we have leveraged our scale to negotiate improved pricing associated with application hosting, procurement of in-vehicle devices, telecommunication services and third-party data subscription services. We reported net income of $8.6 million in the six months ended June 30, 2013 compared to a net loss of $0.4 million in the six months ended June 30, 2012. Our Adjusted EBITDA in the six months ended June 30, 2013 grew 110.9% to $25.3 million compared to $12.0 million in the six months ended June 30, 2012.

Key Financial and Operating Metrics

In addition to traditional financial metrics, we monitor the ongoing operation of our business using a number of financially and non-financially derived metrics that are not included in our consolidated financial statements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(dollars in thousands)
Adjusted EBITDA	$14,226	$5,885	$25,286	$11,988
Net churn	3.5%	0.9%	NM	NM

Total vehicles under subscription. This metric represents the number of vehicles managed by our customers utilizing one or more of our SaaS solutions at the end of the period. Since our revenue is primarily driven by the number of vehicles that subscribe to our SaaS solutions, we believe that total vehicles under subscription is an important metric to monitor. As of June 30, 2013 and 2012, total vehicles under subscription was approximately 388,000 and 281,000, respectively.

Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) before income taxes, interest income (expense), foreign currency transaction gain (loss), depreciation and amortization of property and equipment, amortization of capitalized in-vehicle-devices owned by customers, amortization of intangible assets, share-based compensation, certain non-recurring litigation and settlement costs, certain non-recurring secondary public offering costs, acquisition-related transaction costs, costs associated with our Management Services Agreement with Privia Enterprises Limited, or Privia, and loss on extinguishment of debt.

We have included Adjusted EBITDA in this Management’s Discussion and Analysis of Financial Condition and Results of Operations because it is a key measure used by our management and Board of Directors to understand and evaluate our core operating performance and trends; to prepare and approve our annual budget and to develop short — and long-term operational plans; and to allocate resources to expand our business. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Adjusted EBITDA is a key financial measure used by the compensation committee of our Board of Directors in connection with the payment of bonuses to our executive officers. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on our debt or any losses on the extinguishment of our debt;

•	Adjusted EBITDA does not reflect the costs of certain non-recurring litigation and settlement payments;

•	Adjusted EBITDA does not reflect the costs of certain non-recurring secondary public offering costs;

•	Adjusted EBITDA does not reflect the costs of acquisition-related transaction costs;

•	Adjusted EBITDA does not include foreign currency transaction gains and losses; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following unaudited table presents a reconciliation from net income (loss) to Adjusted EBITDA for each of the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$5,682	$(1,390)	$8,642	$(366)
Provision for income taxes	2,200	739	4,305	1,457
Interest (income) expense, net	372	481	738	1,104
Foreign currency transaction (gain) loss, net	300	358	656	142
Depreciation and amortization of property and equipment	3,073	2,342	6,065	4,475
Amortization of capitalized in-vehicle devices owned by customers	233	170	446	308
Amortization of intangible assets	467	583	934	1,166
Share-based compensation	1,601	421	2,205	969
Secondary public offering costs	256	—	893	—
Litigation and settlements	(72)	—	288	—
Acquisition-related transaction costs	114	—	114	—
Management Services Agreement expense	—	1,247	—	1,799
Loss on extinguishment of debt	—	934	—	934

Adjusted EBITDA (unaudited)	$14,226	$5,885	$25,286	$11,988

Net churn. We calculate our net churn for a period by dividing (i) the number of vehicles under subscription added from existing customers less vehicles under subscription lost from existing customers over that period by (ii) the total vehicles under subscription at the beginning of that period. This provides us an appropriate measure of churn as it reflects the stability of our existing customer base before taking into account new customers, as existing customers may remain a customer, but decrease the total number of subscribed vehicles at their contractual point of renewal, and conversely, may increase the number of vehicles under subscription at any point of time. When the number of vehicles under subscription added from existing customers exceeds the number of vehicles under subscription lost from existing customers in the period, this formula generates a positive number. SageQuest vehicles under subscription and vehicles under subscription lost are not reflected as part of the churn calculation prior to July 2010 when we acquired it. For the three months ended June 30, 2013, an existing customer had a significant increase in their total number vehicles under subscription, which impacted our net churn calculation. Excluding the impact of this significant increase, our normalized net churn for the three months ended June 30, 2013 would have been 1.3%. Furthermore, this significant transaction also impacted our year-to-date net churn calculation, thereby making it not meaningful. Therefore, we are excluding a year-to-date net churn calculation for the six month periods ended June 30, 2013. Additionally, we will no longer disclose a year-to-date net churn calculation as we believe it is not meaningful.

Privia Management Services Agreement

In November 2010, we entered into a consulting and non-compete agreement, or the Management Services Agreement, with Privia, a company controlled by certain of our former shareholders, one of whom continued to serve as a member of our Board of Directors through February 2012. Pursuant to this agreement, in exchange for consulting services to be performed by Privia, we agreed to pay Privia up to $15.0 million in three separate installments if we sold a specified number of subscriptions, measured by unit installation, during each of the twelve months ending March 31, 2012, 2013 and 2014. These payments would be made after the conclusion of each measurement period and were scheduled to be paid as follows: $3.0 million for the period ending March 31, 2012, $5.0 million for the period ending March 31, 2013 and $7.0 million for the period ending March 31, 2014. We recorded expense of $1.2 million and $1.8 million for the three and six months ended June 30, 2012, respectively, in relation to this agreement. On August 20, 2012, we paid Privia an aggregate of $7.8 million in full satisfaction of all present and future amounts that are payable by us under the Management Services Agreement.

Components of Results of Operations

Subscription Revenue

We derive substantially all of our revenue from subscription fees for our solutions, which typically include the use of our SaaS fleet management solution and an in-vehicle device. Our revenue is driven primarily by the number of vehicles under subscription and the price per vehicle under subscription. In addition, we generate revenue by selling our customers additional subscriptions, such as our fuel card integration, driving style option and integration with GPS navigation devices. To a much lesser extent, we sell aggregated, anonymous data to traffic subscription service providers.

Our contract terms generally are 36 months for their initial term with automatic annual renewals thereafter, unless the customer elects not to renew. We collect fees from our customers for a ratable portion of the contract on a periodic basis, generally on a monthly basis in advance. Prior to 2011, some customer contracts were paid in advance for the full, multiple-year term. Since that time, our payment terms are typically monthly in advance; however, we continue to enable our customers to prepay all or part of their contractual obligations quarterly, annually or for the full contract term in exchange for a prepayment discount that is reflected in the pricing of the contract.

Cost of Subscription Revenue

Cost of subscription revenue consists primarily of costs related to communications, third-party data and hosting costs (which include the cost of telecommunications charges for data; subscription fees paid to third-party providers of Internet maps; posted speed limit and other data; and costs of hosting of our software applications underlying our product offerings); third-party costs related to the maintenance and repair of installed in-vehicle devices, which we refer to as field service costs; depreciation of in-vehicle devices (including installation and shipping costs related to these devices); amortization of capitalized in-vehicle devices owned by customers; personnel costs (including share-based compensation) of our customer support activities and related to configuration of our solutions to interface with the customers’ workflow or other internal systems where necessary; amortization expense for internal-use capitalized software costs; amortization of developed technology acquired as part of our SageQuest acquisition in 2010; amortization of the patent for our vehicle tracking system; and an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. We allocate a portion of customer support costs related to assisting in the sales process to sales and marketing expense.

We capitalize the cost of installed in-vehicle devices (including installation and shipping costs related to these devices) and depreciate these costs over the estimated useful life of the devices or over the estimated average customer relationship period, which are both currently six years. If a customer subscription agreement is canceled or expires prior to the end of the expected useful life of the device under contract, the depreciation period is accelerated resulting in the carrying value being expensed in the then-current period. Should an installed in-vehicle device require replacement because it has become defective, we record as expense the cost of the replacement part or device when provided.

The expenses related to our hosted software applications are only modestly affected by the number of customers who subscribe to our products because of the scalability of our software applications, data expansion and hosting infrastructure. However, many of the other components of our cost of subscription revenue, such as depreciation of in-vehicle devices and installation and shipping costs related to these devices, communications expense and subscription fees paid to our Internet map providers and for other third-party data are variable costs affected by the number of vehicles subscribed by customers.

We expect that the cost of subscription revenue in absolute dollars may increase in the future depending on the growth rate of subscription sales to new and existing customers and our resulting need to service and support those customers. We also expect that cost of subscription revenue as a percentage of subscription revenue will fluctuate from period to period.

Sales and Marketing

Sales and marketing expenses consist primarily of wages and benefits (including share-based compensation) for sales and marketing personnel, including the amortization of deferred commissions and travel related expenses; advertising and promotional costs; and an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. Also included in our sales and marketing expenses is the amortization of the value of customer relationships and trademarks acquired as part of our SageQuest acquisition in 2010. Advertising costs consist primarily of pay-per-click advertising with search engines, other online and offline advertising media, as well as the costs to create and produce these advertisements. Advertising costs are expensed as incurred. We capitalize commission costs that are incremental and directly related to the acquisition of new customer contracts or renewals. We pay commissions in full when we receive the initial customer payment for a new subscription or a renewal subscription. Commission costs are capitalized upon payment and are amortized as expense ratably over the term of the related non-cancelable customer contract, in proportion to the recognition of the subscription revenue. If a subscription agreement is terminated, the unamortized portion of any deferred commission cost is recognized as an expense immediately upon such termination.

We plan to continue to invest in sales and marketing in order to drive growth in our sales and continue to build brand and category awareness. We expect sales and marketing expenses to increase in absolute dollars and to continue to be our largest operating expense in absolute dollars and as a percentage of subscription revenue, although they may fluctuate as a percentage of subscription revenue.

Research and Development

Research and development expenses consist primarily of wages and benefits (including share-based compensation) for product management and development personnel, costs of external consultants, and, to a lesser extent, an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. We have focused our research and development efforts on improving ease of use, functionality and technological scalability of our existing products as well as on expanding and developing new offerings. The majority of our research and development employees are located in our development center in Ireland. Therefore, a majority of research and development expense is subject to fluctuations in foreign exchange rates. Research and development costs are expensed as incurred, except for certain internal-use software development costs that qualify for capitalization, such as costs related to software enhancements that add functionality, which are capitalized and amortized over their estimated useful life.

We believe that continued investment in our technology is important for our future growth, and as a result, we expect research and development expenses to increase in absolute dollars, although they may fluctuate as a percentage of subscription revenue.

General and Administrative

General and administrative expenses consist primarily of wages and benefits (including share-based compensation) for administrative services, human resources, internal information technology support, executive, legal, finance and accounting personnel; professional fees; expenses for business application software licenses; non-income related taxes; other corporate expenses, such as insurance; bad debt expenses; and an allocation of occupancy and general office related expenses, such as rent and utilities, based on headcount. Also included within our general and administrative expenses are costs related to the Management Services Agreement we entered into in November 2010 with Privia, which was terminated on August 20, 2012.

We expect that general and administrative expenses will increase as we continue to add personnel in connection with the anticipated growth of our business. In addition, we anticipate that we will also incur additional personnel expenses, professional service fees, including auditing and legal fees, and insurance costs related to operating as a public company.

Interest Income (Expense), net

Interest income (expense), net consists primarily of interest expense on our outstanding debt as well as on our capital lease obligations.

Foreign Currency Transaction Gain (Loss), net

Foreign currency transaction gain (loss), net consists primarily of the net unrealized gains and losses recognized upon revaluing the foreign currency-denominated intercompany payables and receivables of our various subsidiaries at each balance sheet date. To a lesser extent, foreign currency transaction gain (loss), net also consists of the transaction gains and losses recorded to revalue the foreign currency-denominated customer accounts receivable and vendor payables recorded by our subsidiaries that transact in currencies other than their functional currency. We currently do not engage in hedging activities related to our foreign currency-denominated intercompany balances or our customer receivables and other payables; as such, we cannot predict the impact of future foreign currency transaction gains and losses on our operating results. See “—Quantitative and Qualitative Disclosures about Market Risk.”

Provision for Income Taxes

Provision for income taxes consists primarily of taxes in Ireland, the United States and the United Kingdom. There are two main drivers of our annual effective tax rate. First, as a multi-national company, we are subject to tax in various jurisdictions which apply various statutory rates of tax to our income. Each of these jurisdictions has its own tax law which is subject to interpretation on a jurisdiction by jurisdiction basis. In Ireland, our operating entity is subject to tax at a 12.5% tax rate and our non-operating entities are subject to tax at a 25% tax rate, while our foreign subsidiaries in the United States and the United Kingdom are subject to tax rates of approximately 40% and 23%, respectively. Second, as a result of our global business model, we engage in a significant number of cross-border intercompany transactions. As a result of these transactions, we have recorded reserves for uncertain tax positions related to how the different jurisdictions may conclude on the tax treatment of the transaction and how we might settle those exposures. There is no guarantee that how one jurisdiction might view a particular transaction will be respected by another jurisdiction. Additionally, there may be instances where our income is subject to taxation in more than one jurisdiction.

Critical Accounting Policies and Estimates

Our unaudited interim financial statements and other financial information as of and for the three and six months ended June 30, 2013, as presented herein and in Exhibit 99.1 to this Form 6-K, reflects no material changes in our critical accounting policies and estimates as set forth in Item 5 “Operating and Financial Review and Prospects—Components of Results of Operations” included in the Annual Report filed with the Securities and Exchange Commission on July 22, 2013.

Results of Operations

The following table presents our results of operations in thousands of dollars and as a percentage of subscription revenue for each of the periods indicated (certain items may not foot due to rounding).

	Three Months Ended June 30,				Six Months Ended June 30,
	2013		2012		2013		2012
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	Percent of Revenue
	(dollars in thousands)
Subscription revenue	$42,529	100.0%	$30,566	100.0%	$80,948	100.0%	$58,405	100.0%
Cost of subscription revenue	10,834	25.5	8,889	29.1	20,831	25.7	17,332	29.7

Gross profit	31,695	74.5	21,677	70.9	60,117	74.3	41,073	70.3

Operating expenses:
Sales and marketing	13,600	32.0	10,265	33.6	26,201	32.4	20,199	34.6
Research and development	2,461	5.8	1,757	5.7	4,555	5.6	3,374	5.8
General and administrative	7,080	16.7	8,533	27.9	15,020	18.7	14,229	24.3

Total operating expenses	23,141	54.5	20,555	67.2	45,776	56.6	37,802	64.7

Income from operations	8,554	20.0	1,122	3.7	14,341	17.7	3,271	5.6
Interest income (expense), net	(372)	(0.9)	(481)	(1.6)	(738)	(0.9)	(1,104)	(1.9)
Foreign currency transaction gain (loss), net	(300)	(0.7)	(358)	(1.2)	(656)	(0.8)	(142)	(0.2)
Loss on extinguishment of debt	—	—	(934)	(3.1)	—	—	(934)	(1.6)

Income (loss) before income taxes	7,882	18.4	(651)	(2.1)	12,947	16.0	1,091	1.9
Provision for income taxes	2,200	5.2	739	2.4	4,305	5.3	1,457	2.5

Net income (loss)	$5,682	13.4%	$(1,390)	(4.6)%	$8,642	10.7%	$(366)	(0.6)%

Subscription Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	% Change	2013	2012	% Change
	(dollars in thousands)			(dollars in thousands)
Subscription revenue	$42,529	$30,566	39.1%	$80,948	$58,405	38.6%

Subscription revenue increased by $12.0 million, or 39.1%, for the three months ended June 30, 2013 as compared to the three months ended June 30, 2012 and increased by $22.5 million, or 38.6%, for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. This revenue growth was primarily driven by the increase in the average number of vehicles under subscription, which grew by approximately 38.1% from the three months ended June 30, 2012 to the three months ended June 30, 2013. As of the period-ends, the number of vehicles under subscription increased from approximately 281,000 as of June 30, 2012 to approximately 388,000 as of June 30, 2013. The increase in vehicles under subscription was due in large part to our investment in sales and marketing of our solutions, including the addition of 36 sales and marketing personnel from period-end to period-end. Our average selling prices generally remained stable, while volume increased in the three months ended June 30, 2013 as compared to the three months ended June 30, 2012.

Cost of Subscription Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	% Change	2013	2012	% Change
	(dollars in thousands)			(dollars in thousands)
Cost of subscription revenue	$10,834	$8,889	21.9%	$20,831	$17,332	20.2%

Cost of subscription revenue increased by $1.9 million for the three months ended June 30, 2013 as compared to the three months ended June 30, 2012. The increase was primarily due to an increase in variable expenses resulting from an increase in the average number of vehicles under subscription, which grew approximately 38.1% period-end to period-end. Communications, third-party data and hosting costs increased by $0.3 million due to the increase in the number of installed in-vehicle devices, comprised of an increase of $0.1 million in third-party data subscription fees and an increase of $0.2 million in hosting costs for our software applications. Field service costs for maintenance and repair of installed in-vehicle devices increased by $0.7 million primarily due to the increase in number of vehicles under subscription. Depreciation and amortization of installed in-vehicle devices increased by $0.8 million primarily due to the increase in the number of vehicles under subscription. Payroll and related expenses increased by $0.3 million primarily due to an increase of 25 employees in our customer support and configuration groups.

Cost of subscription revenue increased by $3.5 million for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. The increase was primarily due to an increase in variable expenses resulting from an increase in the average number of vehicles under subscription, which grew approximately 38.1% period-end to period-end. Communications, third-party data and hosting costs increased by $0.5 million due to the increase in the number of installed in-vehicle devices, comprised of an increase of $0.2 million in third-party data subscription fees and an increase of $0.4 million in hosting costs for our software applications, partially offset by a decrease of $0.1 million in data communication costs. Field service costs for maintenance and repair of installed in-vehicle devices increased by $1.0 million primarily due to the increase in number of vehicles under subscription. Depreciation and amortization of installed in-vehicle devices increased by $1.6 million primarily due to the increase in the number of vehicles under subscription. Payroll and related expenses increased by $0.5 million primarily due to an increase of 25 employees in our customer support and configuration groups. Amortization of acquired developed technology acquired in the SageQuest acquisition decreased by $0.1 million. Acquired developed technology is amortized over its estimated useful life based on the pattern over which the Company expects to consume the economic benefit of the asset which in general reflects the expected cash flows from each asset.

As a percentage of subscription revenue, our cost of subscription revenue decreased from 29.1% in the three months ended June 30, 2012 to 25.5% in the three months ended June 30, 2013 and decreased from 29.7% in the six months ended June 30, 2012 to

25.7% in the six months ended June 30, 2013. As our business and subscription revenue has grown, the decrease in cost of subscription revenue as a percentage of subscription revenue has resulted from leveraging our scale to negotiate improved pricing for our subscriber-based costs, such as the cost of in-vehicle devices, data communication charges and third-party data subscription fees, including those for mapping and posted speed limit data. In addition, we achieved improved economies of scale from our hosting activities and configuration personnel as these components of our costs result in minimal incremental cost per vehicle under subscription.

Sales and Marketing Expense

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	% Change	2013	2012	% Change
	(dollars in thousands)			(dollars in thousands)
Sales and marketing expense	$13,600	$10,265	32.5%	$26,201	$20,199	29.7%

Sales and marketing expense increased $3.3 million, or 32.5%, for the three months ended June 30, 2013 as compared to the three months ended June 30, 2012. This increase was primarily due to our investment in building brand and category awareness in our market to drive customer adoption of our solutions. We incurred increased payroll-related costs of $1.7 million, inclusive of commissions and share-based compensation, primarily related to the expansion of our sales and marketing teams. These increases were the result of an increase of 36 sales and marketing personnel from period-end to period-end. Those 36 new employees were added to further pursue the continued sales growth strategy of our business. We also increased the number of our marketing personnel to focus on lead generation, brand awareness and search engine optimization. Advertising and promotional expenditures increased by $1.0 million due to additional marketing and advertising efforts. Facilities expense increased by $0.7 million as a result of additional office space requirements for our newly hired employees. These increases were partially offset by decreased amortization expense of $0.1 million related to customer relationships and trademarks acquired in the SageQuest acquisition. Customer relationships, trademarks and acquired developed technology are amortized over their estimated useful lives, which range from three to nine years, based on the pattern over which the Company expects to consume the economic benefit of each asset which in general reflects the expected cash flows from each asset.

Sales and marketing expense increased $6.0 million, or 29.7%, for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. This increase was primarily due to our investment in building brand and category awareness in our market to drive customer adoption of our solutions. We incurred increased payroll-related costs of $2.7 million, inclusive of commissions and share-based compensation, primarily related to the expansion of our sales and marketing teams. These increases were the result of an increase of 36 sales and marketing personnel from period-end to period-end. Those 36 new employees were added to further pursue the continued sales growth strategy of our business. We also increased the number of our marketing personnel to focus on lead generation, brand awareness and search engine optimization. Advertising and promotional expenditures increased by $2.0 million due to additional marketing and advertising efforts. Travel expense increased by $0.3 million as a result of our additional hiring efforts, and facilities expense increased by $1.1 million as a result of additional office space requirements for our newly hired employees. These increases were partially offset by decreased amortization expense of $0.1 million related to customer relationships and trademarks acquired in the SageQuest acquisition. Customer relationships, trademarks and acquired developed technology are amortized over their estimated useful lives, which range from three to nine years, based on the pattern over which the Company expects to consume the economic benefit of each asset which in general reflects the expected cash flows from each asset.

As a percentage of subscription revenue, sales and marketing expense decreased from 33.6% in the three months ended June 30, 2012 to 32.0% in the six months ended June 30, 2013 and decreased from 34.6% in the six months ended June 30, 2012 to 32.4% in the six months ended June 30, 2013 primarily due to the increased expenses noted above being more than offset by the impact of the percentage growth in our subscription revenue period-over-period.

Research and Development Expense

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	% Change	2013	2012	% Change
	(dollars in thousands)			(dollars in thousands)
Research and development expense	$2,461	$1,757	40.1%	$4,555	$3,374	35.0%

Research and development expense increased $0.7 million, or 40.1%, for the three months ended June 30, 2013 as compared to the three months ended June 30, 2012. The increase was primarily due to additional payroll-related costs of $0.5 million resulting from an increase of 19 product management and development personnel, additional recruiting expenses of $0.1 million incurred related to additional employees hired, and $0.1 million of consulting fees to further enhance and develop our products. Research and development expense increased $1.2 million, or 35.0%, for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. The increase was primarily due to additional payroll-related costs of $0.8 million, recruiting expenses of $0.1 million and facilities expenses of $0.2 million incurred related to additional employees hired, and $0.1 million of consulting fees to further enhance and develop our products.

Research and development expense for the three months ended June 30, 2013 and 2012 of $2.5 million and $1.8 million, respectively, and for the six months ended June 30, 2013 and 2012 of $4.6 million and $3.4 million, respectively, was recorded net after capitalization of $0.5 million, $0.2 million, $0.9 million and $0.5 million, respectively, of costs related to our internal-use software applications accessed by our customers through our website.

As a percentage of subscription revenue, research and development expense increased from 5.7% in the three months ended June 30, 2012 to 5.8% in the three months ended June 30, 2013. This increase was primarily due to the increases period-over-period related to the increases in payroll and related expenses period-over-period as noted above. As a percentage of subscription revenue, research and development expense decreased from 5.8% in the six months ended June 30, 2012 to 5.6% in the six months ended June 30, 2013. These decreases are attributable to the increased expenses noted above being more than offset by the impact of the percentage growth in our subscription revenue period-over-period.

General and Administrative Expense

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	% Change	2013	2012	% Change
	(dollars in thousands)			(dollars in thousands)
General and administrative expense	$7,080	$8,533	(17.0)%	$15,020	$14,229	5.6%

General and administrative expense decreased $1.5 million, or 17.0%, for the three months ended June 30, 2013 as compared to the three months ended June 30, 2012. This decrease was primarily due to a decrease of $2.2 million in professional fees, primarily accounting, tax and audit fees related to the audit of our financial statements and professional fees related to our secondary public offering. In addition, professional fees in the three months ended June 30, 2012 included $1.2 million of expenses accrued for consulting fees under our Management Services Agreement with Privia while no expenses were incurred in 2013. In August 2012, we paid Privia an aggregate of $7.8 million in full satisfaction of all present and future amounts that were payable by us under the Management Services Agreement. These decreases were partially offset by an increase of $0.7 million in payroll-related costs primarily the result of an increase of 29 general and administrative personnel period-over-period. The increase in employees was primarily due to the transition from clerk and administrative-level personnel to professionals with public company and managerial experience.

General and administrative expense increased $0.8 million, or 5.6%, for the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. This increase was primarily due to an increase of $1.8 million in payroll-related costs primarily the result of an increase of 29 general and administrative personnel period-over-period. The increase in employees was primarily due to the transition from clerk and administrative-level personnel to professionals with public company and managerial experience. Also contributing to the increase in general and administrative expense period-over-period was an increase of $0.2 million of office-related costs associated with our additional employees and an increase of $0.2 million in merchant and bank fees due to the increase in customer subscriptions. These increases were partially offset by a decrease of $1.3 million in professional fees period-over-period. Professional fees in the three months ended June 30, 2012 included $1.8 million of expenses accrued for consulting fees under our Management Services Agreement with Privia while no expenses were incurred in 2013. This decrease was partially offset by an increase in professional fees of $0.5 million, primarily accounting, tax and audit fees related to the audit of our financial statements and professional fees related to our secondary public offering.

As a percentage of subscription revenue, general and administrative expense decreased from 27.9% in the three months ended June 30, 2012 to 16.7% in the three months ended June 30, 2013 and decreased from 24.3% in the six months ended June 30, 2012 to 18.7% in the six months ended June 30, 2013. These decreases were primarily due to the decreases period-over-period related to our Management Services Agreement with Privia and the decreases in accounting, tax and audit fees period-over-period as noted above. Other cost increases in general and administrative expense were in line with the percentage growth in subscription revenue period-over-period.

Interest Income (Expense), net

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	% Change	2013	2012	% Change
	(dollars in thousands)			(dollars in thousands)
Interest income (expense), net	$(372)	$(481)	(22.7)%	$(738)	$(1,104)	(33.2)%

Interest income (expense), net for the three months ended June 30, 2013 decreased $0.1 million, or 22.7% as compared to the three months ended June 30, 2012 and decreased $0.4 million, or 33.2% for the six months ended June 30, 2012 as compared to the six months ended June 30, 2013 and primarily reflects the interest expense incurred on our long-term debt as well as amortization expense of related debt discounts and deferred financing costs. In conjunction with the SageQuest acquisition in July 2010, we entered into a credit agreement with D.E. Shaw Direct Capital Portfolios, LLC, or DE Shaw, for $17.5 million of senior secured notes, which we refer to as the Senior Secured Notes. The outstanding principal amount of the Senior Secured Notes bore interest at a floating rate of one-month LIBOR plus 9.5% per annum (based on actual days), but not less than 12.5%. In May 2012, we repaid the Senior Secured Notes in full and we entered into a credit facility with Wells Fargo Capital Finance, LLC consisting of a $25.0 million Term Loan and a $25.0 million Revolving Credit Facility. The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Interest income netted against interest expense was immaterial in the three and six months ended June 30, 2013 and 2012.

Foreign Currency Transaction Gain (Loss), net

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	% Change	2013	2012	% Change
	(dollars in thousands)			(dollars in thousands)
Foreign currency transaction gain (loss), net	$(300)	$(358)	(16.2)%	$(656)	$(142)	362.0%

For the three months ended June 30, 2013 and 2012, we recognized $0.3 million and $0.4 million in foreign currency transaction losses, respectively. For the six months ended June 30, 2013 and 2012, we recognized $0.7 million and $0.1 million in foreign currency transaction losses, respectively. Foreign currency transaction gain (loss), net primarily reflects the foreign currency transaction gains or losses arising from exchange rate fluctuations on intercompany payables and receivables denominated in currencies other than the functional currencies of the legal entities in which the transactions are recorded. Foreign currency transaction gains (losses) arise from fluctuations in the value of the U.S. dollar compared to other currencies in which we transact primarily the euro and British pound.

Provision for Income Taxes

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012	% Change	2013	2012	% Change
	(dollars in thousands)			(dollars in thousands)
Provision for income taxes	$2,200	$739	197.7%	$4,305	$1,457	195.5%

Our provision for income taxes consists primarily of taxes in Ireland, the United States and the United Kingdom. We are subject to tax in various jurisdictions that apply various statutory rates of tax to our income. Each of these jurisdictions has its own tax law, which is subject to interpretation on a jurisdiction-by-jurisdiction basis. In Ireland, our operating entity is subject to tax at a 12.5% tax rate on its trading income and 25% on its non-trading income and our non-operating entities are subject to tax at a 25% tax rate, while our foreign subsidiaries in the United States and the United Kingdom are subject to tax rates of approximately 40% and 23%, respectively.

Our effective income tax rate for the three months ended June 30, 2013 and 2012 was 27.9% and (113.5)%, respectively, on pre-tax income of $7.9 million and $(0.7) million, respectively. Our effective tax rate for the three months ended June 30, 2012 was higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with our uncertain tax positions and an increase in the valuation allowance related to certain Irish net operating loss carryforwards. Our effective tax rate for the three months ended June 30, 2013 was higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with our uncertain tax positions and income taxed in foreign jurisdictions with a higher statutory tax rate than the 12.5% Irish statutory rate. The increases associated with these items for both years was partially offset by research tax credits in Ireland.

Our effective income tax rate for the six months ended June 30, 2013 and 2012 was 33.2% and 133.6%, respectively, on pre-tax income of $12.9 million and $1.1 million, respectively. Our effective tax rate for the six months ended June 30, 2013 was higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with our uncertain tax positions and income taxed in foreign jurisdictions with a higher statutory tax rate than the 12.5% Irish statutory rate. Our effective tax rate for the six months ended June 30, 2012 was higher than the statutory Irish rate of 12.5% primarily due to the recording of interest and penalties associated with our uncertain tax positions and an increase in the valuation allowance related to certain Irish net operating loss carryforwards. The increases associated with these items for both years was partially offset by research tax credits in Ireland.

Our provision for income taxes may change from period to period based on non-recurring events, such as the settlement of income tax audits and changes in tax laws including enacted statutory rates, as well as recurring factors, including changes in the mix of earnings in countries with differing statutory tax rates. As a result of our global business model and cross-border intercompany transactions, a change in uncertain tax positions or a change in statutory rates, particularly in Ireland, could have a significant effect on our overall effective tax rate.

Liquidity and Capital Resources

	Six Months Ended June 30,
	2013	2012
	(in thousands)
Cash flows provided by operating activities	$23,196	$6,595
Cash flows used in investing activities	(18,446)	(13,220)
Cash flows provided by financing activities	491	6,239
Effect of exchange rate changes on cash	(119)	(78)

Net increase (decrease) in cash	$5,122	$(464)

In connection with our October 2012 initial public offering, we received aggregate proceeds of $93.3 million net of underwriting discounts and commissions and offering costs paid by us.

Prior to our October 2012 initial public offering, we funded our operations, capital expenditures and the acquisition of SageQuest primarily through sales of our fleet management solutions to customers, the net proceeds of approximately $54.2 million from the issuance of shares in our capital since our inception, and the net proceeds of $31.5 million from debt issued in 2010 and 2012. At June 30, 2013, our principal sources of liquidity were our cash balance of $105.2 million and borrowings of up to $25.0 million available under our revolving credit facility.

On July 30, 2013, the Company completed a follow-on public offering of its ordinary shares, which resulted in the sale of 1,000,000 ordinary shares by the Company and 9,925,000 ordinary shares by other selling shareholders at a price of $33.00 per ordinary share. The Company received net proceeds from this follow-on offering of $31.6 million, based upon the price of $33.00 per ordinary share and after deducting underwriting discounts and commissions and offering costs paid by the Company. The Company received no proceeds from the sale of ordinary shares by the selling shareholders.

Operating Activities

Operating activities provided $23.2 million of cash in the six months ended June 30, 2013. The cash flow provided by operating activities resulted primarily from our net income of $8.6 million, net non-cash charges of $15.4 million, and net cash of $0.8 million provided by changes in our operating assets and liabilities. Our non-cash charges primarily consisted of $10.4 million of depreciation and amortization expense, $0.6 million of provisions for accounts receivable and deferred tax assets, $2.2 million of share-based compensation expense, $0.6 million for unrealized foreign currency transaction losses, and $1.5 million for losses on disposal of property and equipment and other assets. Net cash provided by changes in our operating assets and liabilities primarily consisted of a $3.6 million increase in deferred revenue, a $2.3 million increase in accounts payable, accrued expenses, and other current liabilities, and a $0.7 million increase in accrued income taxes, partially offset by a $4.3 million increase in prepaid expenses and other assets and $3.1 million increase in our accounts receivable from customers. The increase in deferred revenue was attributable to a greater number of customers in 2013 than in 2012 prepaying for a portion of their subscription. The increase in our accounts payable and accrued expenses resulted from our increased spending due to the growth of our business. The increase in our accrued taxes was due to net increases in our prior-year tax reserves. The increase in our prepaid expenses and other assets was due to increases in deferred commissions and capitalized costs of in-vehicle devices owned by customers due to the growth in our business as well as deferred financing costs related to our Senior Secured Credit Facility. The increase in our accounts receivable was due to the increase in subscription revenue from the six months ended June 30, 2012 to the six months ended June 30, 2013 resulting from the increased number of vehicles under subscription.

Investing Activities

Net cash used in investing activities was $18.4 million and $13.2 million for the six months ended June 30, 2013 and 2012, respectively. Net cash used in investing activities consisted primarily of cash paid to purchase property and equipment of $17.5 million and $12.7 million in the six months ended June 30, 2013 and 2012, respectively, as well as costs capitalized for internal-use software of $0.9 million and $0.5 million in the six months ended June 30, 2013 and 2012, respectively.

Financing Activities

Net cash provided by financing activities was $0.5 million and $6.2 million for the six months ended June 30, 2013 and 2012, respectively. Net cash provided by financing activities for the six months ended June 30, 2013 consisted of proceeds from the exercise of ordinary shares under stock option plans of $2.6 million, partially offset by payments of previously accrued initial public offering costs of $1.3 million, payments of our Term Loan of $0.6 million, and payments of our capital lease obligations of $0.2 million. Net cash provided by financing activities for the six months ended June 30, 2012 consisted of net proceeds of $23.9 million from our borrowing under the Term Loan, offset by the repayment of our Senior Secured Notes of $17.5 million and payments of our capital lease obligations of $0.2 million.

Indebtedness and Liquidity

We believe that our cash and borrowings available under our Senior Secured Credit Facility will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

On May 10, 2012, we entered into a credit facility with Wells Fargo Capital Finance, LLC, as administrative agent and lender, consisting of a $25 million term loan, or the Term Loan, and a $25 million revolving line of credit, or the Revolving Credit Facility, which expires on May 10, 2017 and which we refer to collectively as the Senior Secured Credit Facility. The Senior Secured Credit Facility is collateralized by a senior first-priority lien on all of our assets and property, subject to certain customary exclusions. The purpose of the Senior Secured Credit Facility was to repay the outstanding principal of the Senior Secured Notes, which was repaid on May 10, 2012 with proceeds of the $25 million Term Loan, and to provide us with an additional source of liquidity. Borrowings under the Revolving Credit Facility are subject to drawdown limitations based on financial ratios. As of June 30, 2013, no borrowings were outstanding under the Revolving Credit Facility.

The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Principal due under the Term Loan is payable quarterly commencing on December 31, 2012, with $0.3 million due in 2012, $1.3 million due in 2013, $1.4 million due in 2014, $2.0 million due in 2015, $2.5 million due in 2016 and $17.5 million due in 2017. All amounts borrowed under the Revolving Credit Facility are due and payable on May 10, 2017. Borrowings under the Senior Secured Credit Facility require a 1% prepayment penalty if the facility is terminated within the first twelve months of the agreement.

The Senior Secured Credit Facility contains financial covenants that, among other things, require us to maintain liquidity of at least $10 million, comprised of cash plus availability under borrowings, and limits our maximum total leverage ratio (total indebtedness with a maturity greater than twelve months to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Credit Facility agreement). The leverage ratio becomes more restrictive in each of 2013 and 2014. The Senior Secured Credit Facility also requires us to maintain other affirmative and negative covenants. We were in compliance with all such covenants as of June 30, 2013.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under our outstanding debt facilities, leases for our office space, computer equipment, furniture and fixtures, and contractual commitments for hosting and other support services. Our Term Loan bears interest at a rate of either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. We have a lease for 11,600 square feet of office space in Wellesley, Massachusetts for our U.S. headquarters which is effective through March 2017. We have a lease for approximately 27,589 square feet of office space in Waltham, Massachusetts which is effective September 2013 through November 2018. We lease approximately 31,200 square feet of office and warehouse space in Ohio under operating leases that expire in November 2017 with a five-year extension option. We lease office space in Ireland for our registered office and for our research and development and sales teams under operating leases that expire in May 2022. We have a lease for 2,200 square feet of office space in Templeogue Village, Dublin, which expires in 2036. We lease office space in Rolling Meadows, Illinois, Clearwater, Florida, Charlotte, North Carolina, Tempe, Arizona and Atlanta, Georgia for our sales teams and Reading, U.K. for a customer care center under lease agreements that expire at various dates through 2019.

We have non-cancelable purchase commitments related to telecommunications, mapping and subscription software services that are payable through 2015.

We have agreements with various vendors to provide specialized space and equipment and related services from which we host our software application. The agreements include payment commitments that expire at various dates through 2014.

The following table summarizes our contractual obligations at June 30, 2013:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Term Loan and Revolving Credit Facility(1)	$28,445	$2,489	$6,316	$19,640	$—
Capital lease obligations(2)	452	395	57	—	—
Operating lease obligations(3)	15,066	2,438	5,587	5,376	1,665
Outstanding purchase obligations(4)	6,000	3,749	2,251	—	—
Data center commitments(5)	4,659	2,624	2,035	—	—

Total(6)	$54,622	$11,695	$16,246	$25,016	$1,665

(1)	Represents the contractually required principal and interest payments on our Term Loan in existence at June 30, 2013 in accordance with the required payment schedule and the unused line fees and service fees contractually required under our Revolving Credit Facility. Cash flows associated with future interest payments to be made were calculated using the interest rate in effect as of June 30, 2013, which was 4.5%.
(2)	Represents the contractually required payments under our capital lease obligations in existence as of June 30, 2013 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease terms at the expiration date of their initial terms.
(3)	Represents the contractually required payments under our operating lease obligations in existence as of June 30, 2013 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease terms at the expiration date of their initial terms.
(4)	Represents the contractually required payments under the various purchase obligations in existence as of June 30, 2013. No assumptions were made with respect to renewing the purchase obligations at the expiration date of their initial terms, no amounts are assumed to be prepaid and no assumptions were made for early termination of any obligations.
(5)	Represents the contractually required payments for our data center agreements in existence as of June 30, 2013 in accordance with the required payment schedule. No assumptions were made with respect to renewing the lease term at its expiration date.
(6)	This table does not include $15.2 million recorded as liabilities for unrecognized tax benefits (inclusive of $8.0 million of accrued interest and penalties) as of June 30, 2013 as we are unable to make reasonably reliable estimates of when cash settlement, if any, will occur with a tax authority because the timing of the examination and the ultimate resolution of the examination is uncertain. Refer to Note 11 to our unaudited consolidated financial statements for further discussion on income taxes.

Quantitative and Qualitative Disclosures about Market Risk

We face exposure to adverse movements in foreign currency exchange rates and changes in interest rates. Portions of our revenues, expenses, assets and liabilities are denominated in currencies other than the U.S. dollar, primarily the euro, the British pound, and the Canadian dollar with respect to revenues, expenses and intercompany payables and receivables. These exposures may change over time as business practices evolve.

Foreign Currency Exchange Risk

Foreign currency transaction exposure results primarily from intercompany transactions and transactions with customers or vendors denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded by us. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect at the balance sheet date. Any gain or loss resulting from currency fluctuations is recorded on a separate line in our consolidated statements of operations. Net foreign currency transaction losses of $0.7 million were recorded for the six months ended June 30, 2013.

Foreign currency translation exposure results from the translation of the financial statements of our subsidiaries whose functional currency is not the U.S. dollar into U.S. dollars for consolidated reporting purposes. The balance sheets of these subsidiaries are translated into U.S. dollars using period-end exchange rates and their income statements are translated into U.S. dollars using the average exchange rate over the period. Resulting currency translation adjustments are recorded in accumulated other comprehensive income (loss) in our consolidated balance sheets. Net foreign currency translation gains of $0.3 million were recorded for the six months ended June 30, 2013.

For the six months ended June 30, 2013, approximately 9.1% of our revenues and approximately 15.0% of our operating expenses were generated by subsidiaries whose functional currency is not the U.S. dollar and therefore are subject to foreign currency translation exposure. In addition, 5.6% of our assets and 4.6% of our liabilities were subject to foreign currency translation exposure as of June 30, 2013 as compared to 5.4% of our assets and 6.3% of our liabilities as of December 31, 2012.

Currently, our largest foreign currency exposures are those with respect to the euro and British pound. Relative to foreign currency exposures existing at June 30, 2013, a 10% unfavorable movement in foreign currency exchange rates would expose us to losses in earnings. For the six months ended June 30, 2013, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have decreased pre-tax income by $1.2 million. The estimates used assume that all currencies move in the same direction at the same time. The potential change noted above is based on a sensitivity analysis performed on our financial position as of June 30, 2013. We have experienced and we will continue to experience fluctuations in our net income (loss) as a result of revaluing our assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability. At this time, we do not hedge our foreign currency risk.

Interest Rate Fluctuation Risk

As we only hold cash, our cash balances are not subject to market risk due to changes in interest rates. The Term Loan under our Senior Secured Credit Facility, which earns variable rates of interest, exposes us to interest rate risk. Based on the $24.4 million outstanding principal amount of our variable-rate indebtedness at June 30, 2013 under the Term Loan, a one percentage point change in the interest rates above the floor of 4.5% would impact our future annual interest expense due under the debt by an aggregate of approximately $0.2 million. However, interest cannot decrease from the 4.5% rate we were paying as of June 30, 2013 as our Senior Secured Credit Facility does not allow for us to pay interest at a rate of less than 4.5% on our principal balances.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the six month periods ended June 30, 2013 and 2012. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods. The adoption of this standard is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (“ASU 2013-05”). ASU 2013-05 addresses a parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or group of assets within a foreign entity or of an investment in a foreign entity. The objective of this guidance is to resolve the diversity in practice about the appropriate guidance to apply to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or a business within a foreign entity. ASU 2013-05 provides that the entire amount of the cumulative translation adjustment associated with the foreign entity would be released when there has been a sale of a subsidiary or group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in the foreign entity. ASU 2013-05 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”) that amended ASU 2011-12 and ASU 2011-05. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either in the consolidated statements of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. These amendments are disclosure related and will not have an impact on the Company’s financial position, results of operations, comprehensive income or cash flows. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012 and was adopted by the Company in the first quarter of fiscal 2013 on a retrospective basis and there were no amounts reclassified out of accumulated other comprehensive income during the periods presented. As the new guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption did not have an effect on our consolidated financial position, results of operations or cash flows.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on this evaluation, management concluded as of December 31, 2012 that our disclosure controls and procedures were not effective at the reasonable assurance level due to material weaknesses in our internal control over financial reporting, which are described below.

Notwithstanding the material weaknesses, however, our management has concluded that our interim financial statements for the periods covered by and included in this Form 6-K are fairly stated in all material respects in accordance with generally accepted accounting principles in the U.S. for each of the periods presented herein.

Management’s Report on Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We have designed our internal control over financial reporting to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In connection with the audits of our financial statements as of and for the years ended December 31, 2010 and 2011, which were completed simultaneously, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting. Also, in late 2012, errors were identified on the statements of cash flows relating to interim periods ended June 30, 2012 and 2011 and September 30, 2012 and 2011 due to the material weaknesses described below. A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2012, we had remediated two material weaknesses, but it was determined that the following two material weaknesses remained:

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we did not have sufficient formalized policies and procedures to ensure that complete and accurate, consolidated financial information was prepared and reviewed timely in accordance with U.S. GAAP; and

•	we lacked sufficient and timely formalized monthly, quarterly and annual financial data reviews and analysis.

The previously identified material weaknesses as of and for the years ended December 31, 2010 and 2011 concerning the lack of sufficient integrated systems to consolidate multi-currency financial information in a complete, accurate and timely manner and lacking a sufficient number of resources to completely and accurately record accounting transactions in accordance with U.S. GAAP as well as resources with the technical accounting expertise to completely and accurately account for complex and unique transactions in a timely manner and to prepare and review financial statements and footnote disclosures were remediated as of December 31, 2012.

Changes in Internal Control Over Financial Reporting

We continue our remediation efforts to address the remaining material weaknesses. Our efforts to date have included the following:

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Implementation of Formalized Policies and Procedures – We have implemented a more structured monthly and quarterly close process to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those regarding proper financial statement classification, share-based compensation, and recognition of accruals. We continue to formalize and standardize our consolidation and financial reporting policies and procedures as well as create a uniform set of standards and guidelines for our finance and accounting personnel across our subsidiaries. This approach will allow us to streamline and enhance consistency of our reporting processes across multiple subsidiaries in the U.S. and Europe, and to strengthen our processes for year-end and quarter-end reporting. In addition, our policies and procedures will continue to expand and evolve as we continue to deploy more functionality of our upgraded accounting system.

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Implementation of Financial Data Reviews – As a result of the additional employees added to the finance function as well as the implementation of certain functionality of our upgraded general ledger system, we are allowing for greater lead times between consolidation and reporting of financial information, which has provided and will continue to provide additional time for the review and analysis of monthly, quarterly and annual financial data and information. Although improved monthly quarterly and annual financial data reviews were implemented for a majority of our financial cycles in the latter half of 2012, there were not enough instances of these reviews by the end of 2012 to obtain comfort that the newly implemented controls were operating effectively across all financial cycles to warrant a conclusion that the material weaknesses had been remediated by December 31, 2012.

The actions we have taken and will continue to take are subject to continued review supported by confirmation and testing by management as well as audit committee oversight. While we have implemented a plan to remediate these weaknesses, we cannot assure you that we will be able to remediate these weaknesses, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows.

Legal Proceedings

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, the Company may receive notification alleging infringement of patent or other intellectual property rights. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation, that, in its opinion, would have a material adverse effect on its business or its consolidated financial position, results of operations or cash flows should such litigation be resolved unfavorably. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

On August 14, 2012, a putative class action complaint was filed in the Sixth Judicial Circuit in Pinellas County, Florida, entitled U.S. Prisoner Transport, et. al. v. Fleetmatics USA, LLC, et. al., Case No. 1200-9933 CI-20. Plaintiffs filed an amended complaint on October 4, 2012 and changed the case caption to Brevard Extraditions, Inc., d/b/a U.S. Prisoner Transport, et al. v. Fleetmatics USA, LLC, et al. We removed the case to the United States District Court for the Middle District of Florida on September 13, 2012, U.S. Prisoner Tran port, et al. v. Fleetmatics USA, LLC, et al., Case No. 8:12-CV-2079. We moved to dismiss the complaint on September 20, 2012. The amended complaint alleges that we intercepted, recorded, disclosed, and used thousands of telephone calls in violation of Florida Statutes Section 934.03. The amended complaint seeks certification of a putative class of all individuals and businesses residing in Florida who spoke with any representatives of our offices in Florida on the telephone and had their telephone conversations recorded without their consent or advance notice, from the date of the earliest recording by us through the present. The amended complaint seeks statutory damages, injunctive relief, attorney fees, costs and interest. Florida Statutes Section 934.10 permits an aggrieved person to recover “liquidated damages computed at the rate of $100 a day for each day of violation or $1,000, whichever is higher.” We moved to dismiss the amended complaint on October 18, 2012; plaintiffs filed an opposition on November 1, 2012; and we filed a reply on June 4, 2013, after the court granted leave to do so. Our motion to dismiss is pending before the court. Given the early procedural stages of this matter and the inherent uncertainties of litigation, we are unable to estimate a reasonably possible range of loss, if any, at this time, but there can be no assurance that this matter will not have a material adverse effect on our business, financial condition, operating results, and cash flows.